January 18, 2007

BY HAND AND BY EDGAR
Jennifer Hardy, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

RE:	Fortress Investment Group LLC Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-138514)

Dear Ms. Hardy:

On behalf of Fortress Investment Group LLC, a Delaware limited liability company (the ‘‘Company’’), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the ‘‘Registration Statement’’), as filed with the Securities and Exchange Commission (the ‘‘Commission’’) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on December 21, 2006.

The changes reflected in the Registration Statement include those made in response to the comments (the ‘‘Comments’’) of the staff of the Commission (the ‘‘Staff’’) set forth in the Staff’s letter of January 12, 2007 (the ‘‘Comment Letter’’). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Fortress Investment Group LLC
January 18, 2007

Form S-1

General

1.	Please list all of the Operating Entities and all of the Fortress Funds and explain which Fortress Funds each Operating Entity advises. Please describe Fortress Investment Group LLC’s stake in each Fortress Fund. Please also explain in more detail the holdings of Principal Holdings.

The Company respectfully informs the Staff that it is a holding company that, through its wholly-owned subsidiaries,1 operates as an alternative asset manager primarily engaged in the business of providing investment advisory and management services. Based on a valuation of the assets of each Fortress entity conducted by the Company’s board of directors, investment securities (defined below) owned by the Company represent less than 45% (the actual amount was approximately 36%) of the value of the Company’s total assets (exclusive of U.S. government securities and cash items), calculated on a consolidated basis, as required by Rule 3a-1 under the Investment Company Act of 1940, as amended (the ‘‘Investment Company Act’’), because all of the Company’s subsidiaries are wholly-owned.2 In addition, less than 45% (the actual amount was approximately 19%) of the Company’s net income after taxes for the past four fiscal quarters combined was derived from investment income. In this case, and throughout the remainder of our responses to Comments No. 1-4, when the Company discusses its historical operations, the Company refers to the Fortress Operating Group, collectively, prior to the completion of the reorganization transactions described in the Registration Statement, which occurred on January 17, 2007.3    In addition, when the Company refers to an Operating Entity, the Company refers to an Operating Entity as defined in the Registration Statement or one of its wholly-owned subsidiaries.

Disclosure has been added on pages 61, 159, 163 and 168 in response to the Staff’s comment.

Attached hereto as Annex A is a schedule of the Fortress Funds which indicates the general partner and investment adviser, if any, of each Fortress Fund and the value and percentage amount of each interest owned directly or indirectly by the Company

[1]	For purposes of this response, the term ‘‘wholly-owned subsidiary’’ has the meaning given to such term in Section 2(a)(43).

[2]	For purposes of Responses No. 1-4, unless otherwise indicated, all section references are to sections of the Investment Company Act.

[3]	For purposes of reporting information for periods prior to the completion of the reorganization transactions, the Company has not consolidated its financial information with that of the Fortress Funds in order to provide a clearer picture of Fortress’s operations. This is consistent with Rule 3a-1, under which an issuer is required to consolidate only wholly-owned subsidiaries.

Fortress Investment Group LLC
January 18, 2007

necessary to analyze the Company’s status under Rule 3a-1.4     Annex A also sets forth the percentage of the Company’s total assets comprised of investment securities.

2.	Please provide the information needed to conduct an analysis under section 3(a)(1)(C) of the Investment Company Act for each of Fortress Investment Group LLC, FIG Corp., FIG Asset Co. LLC, and the Operating Entities and Principal Holdings, prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each:

•	It appears that you are assigning a value of $495.7 million to Fortress Investment Group LLC’s investments in and unfunded commitments to the Fortress Funds. Please identify and explain the interests in the Fortress Funds whereby Fortress Investment Group LLC has those investments. For instance, please explain if they are general partnership or limited partnership interests, and the values of those investments. These numbers may become relevant to the issues discussed in comment 3 below.

•	In your response to comment 3 in our letter dated December 8, 2006, you indicate that ‘‘the primary assets of each Operating Entity will be investment management contracts with, and general partner and managing member interests in, the Fortress Funds.’’ Please explain how each Operating Entity accounts for the investment management contracts for purposes of comment 2 above. Specifically, please explain whether you consider the investment management contracts to be assets, and, if so, why. Please also indicate the value of each investment management contract.

[4]	The Company has set forth on Annex A the market value of all of its investment securities with readily available market quotes; the fair value of all other investment securities as determined by its board; and the fair value as determined by its board of the minimum portion of its general partner interests, including the right to receive incentive income for acting as general partner, necessary to demonstrate that investment securities are less than 45% of the Company’s total assets calculated on a consolidated basis under Rule 3a-1. Consequently, a portion of the general partner interests have not been assigned a value, and none of the investment management contracts have been assigned a value. Because they are business assets and not investment securities, any value ascribed to them would only further demonstrate that the Company is not an investment company. The unvalued investment management contracts are, nevertheless, listed on Annex A. Immaterial assets that would further demonstrate the Company is not an investment company (such as office equipment) have not been included on Annex A.

Fortress Investment Group LLC
January 18, 2007

The Company respectfully informs the Staff that, after further consideration, it has elected to rely on the exemption set forth in Rule 3a-1, because determination of its status under the Investment Company Act was simpler under the rule. Please see Annex A attached hereto for information necessary to analyze the Company’s status under Rule 3a-1 after the completion of the Company’s recent formation transactions. The Company respectfully informs the Staff that the purpose of the reorganization transactions was to enable the Company to complete an initial public offering of its Class A Shares and to simplify its structure for a variety of financing tax and administrative reasons.

Accounting Treatment

Management Contracts.    The Company accounts for its investment management contracts as intangible assets. However, because these contracts were originated by the Company without identifiable cost, and not acquired, and have not been subject to a change in control of their owner or a similar transaction, they have a GAAP cost basis of zero. As a result, under GAAP as applied to the Company, no value related to these contracts appears on the Company’s historical balance sheet.

General Partner Interests.5 The Operating Entities typically manage Fortress Funds by acting as the general partner of the fund instead of serving as an investment advisor pursuant to an investment management agreement. For accounting purposes, after deconsolidating the Fortress Funds, the general partner interests in the Fortress Funds are treated, with respect to the capital invested to purchase these interests, as equity method investments in the Fortress Funds due to the Company’s ability to exert significant influence over these funds. The income from the Company’s capital invested in the Fortress Funds is recorded on a fair value basis due to the retention of the Fortress Funds’ specialized accounting as investment companies; as a result, the capital invested with respect to general partner interests is recorded at fair value of the Company’s share of the Fortress Funds’ net assets.

The Company’s right to receive incentive income for acting as the general partner of a Fortress Fund generally is set forth, as a contractual matter, within the respective partnership agreement. The Company’s accounting treatment for these interests is described in detail in the Registration Statement on pages 99-100, 108 and 127-129 and in the Company’s response to Comment Nos. 125, 133 and 140 in the Company’s letter to the Staff dated December 21, 2006. However, with respect to GAAP for operating

[5]	Some Fortress Funds are organized as limited liability companies. In these cases, an Operating Entity owns a managing member interest in the limited liability company that grants the Operating Entity management and operational authority equivalent to the authority given to a general partner of a limited partnership. Throughout the responses to Comments No. 1-4, references to ‘‘general partner interest’’ include managing member interests the Company owns in Fortress Funds organized as limited liability companies.

Fortress Investment Group LLC
January 18, 2007

companies, the Company’s right to receive incentive income is not recognized as an asset on its balance sheet because this contractual right meets the definition of an intangible asset as described below.

Rule 3a-1 Analysis

Under Rule 3a-1, an issuer is not an investment company if no more than 45% of the value of its total assets (excluding U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from, investment securities. For purposes of this response letter, we define ‘‘investment securities’’ to mean all securities other than (i) U.S. government securities, (ii) securities issued by employee securities companies, (iii) securities issued by majority-owned subsidiaries of the Company (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1)) which are not investment companies and (iv) subsidiaries primarily controlled by the Company, which are not investment companies and through which the Company engages in an operating business. Rule 3a-1 requires the Company to evaluate its status under the rule on a consolidated basis, because all of the Company’s subsidiaries are wholly-owned subsidiaries. For purposes of Rule 3a-1, securities for which market quotations are readily available are valued at their market price; other securities and assets are valued in good faith by the issuer’s board of directors as of the end of the last preceding fiscal quarter; and securities acquired since the end of the preceding fiscal quarter are valued at cost.6

The board of directors of the Company has valued the minimum number of the general partner interests owned by certain Operating Entities, including the contractual rights to receive incentive income associated with those general partner interests, for purposes of determining whether the Company is excluded from the definition of investment company by Rule 3a-1.7    The board made its determination of value after reviewing information that set forth the recent market price of publicly traded securities held in the portfolios of the respective Fortress Funds and using the value of those securities to derive the amount of incentive income that would have been earned if the Fortress Fund sold those securities at that price. No other incentive income to which an Operating Entity may be entitled, whether acting as a general partner or an investment advisor or manager, has been valued for purposes of this analysis. Based on the values determined by the board for this subset of general partner interests, investment securities comprise less than 45% of the Company’s total assets on a consolidated basis (the actual amount was approximately 36%). If the board were to value all of the general partner interests, investment securities would comprise an even smaller percentage of the Company’s assets. A schedule of the Company’s material assets and their values is attached hereto as Annex A. The Company also determined that less than 45% of the Company’s net income after taxes for the past four quarters combined was derived from investment securities.

[6]	Rule 3a-1(a) and Section 2(a)(41). See, also, Fifth Avenue Coach Lines, 289 F.Supp. at 27, n.13.

[7]	The results of these determinations are reflected in Annex A attached hereto.

Fortress Investment Group LLC
January 18, 2007

The actual amount was approximately 19% if the one time payment of deferred incentive income by the Fortress Funds organized as hedge funds was excluded. Excluding the deferred income more closely corresponds to the Company’s likely sources of income after the offering is completed, because the Company no longer defers incentive income. If the one time deferral payment is included in the Company’s income, then approximately 17% of the Company’s net income after taxes for the past four quarters was derived from securities.

For purposes of determining its status under Rule 3a-1, the Company considers the Operating Entities’ investment management contracts to be assets because they represent probable future economic benefits (management fees in excess of costs) obtained or controlled by the Operating Entities as a result of past transactions or events (pursuant to FASB Concept Statement No. 6). This statement recognizes that assets may be acquired without cost and that they may be intangible. In addition, EITF 02-17 states that ‘‘[i]ntangible assets often represent legal rights that arise from contracts, statutes, or other means’’ and that:

if an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contracts and the related customer relationships are intangible assets that meet the contractual-legal criterion. This Statement requires that those intangible assets be recognized as assets apart from goodwill even if confidentiality or other contractual terms prohibit the sale or transfer of the contract separately from the acquired entity.

Furthermore, the Division of Corporation Finance stated in ‘‘Current Accounting and Disclosure Issues’’, issued on August 31, 2001, that:

[s]ome intangible assets recognized in a purchase business combination derive their value from future cash flows expected to be derived from the acquired business’ identified customers. Companies may also recognize this type of intangible asset when they acquire groups of customer accounts or a customer list. Most commonly, valuable continuing relationships are demonstrated by existing contracts or subscriptions. When acquired in a business combination or as part of a larger group of assets, the fair value of this intangible is often measured as the present value of the estimated net cash flows from the contracts, including expected renewals.

Rule 3a-1 sets forth a statistical formula intended to be of assistance in determining whether a company is an investment company. By its own terms, it requires consideration of an issuer’s total assets. The Operating Entities’ investment management contracts with, and general partner interests in, the Fortress Funds are such assets for GAAP and for Rule 3a-1 purposes. Furthermore, in order for an analysis under Rule 3a-1 to accurately reflect the Company’s business, total assets would have to include all its

Fortress Investment Group LLC
January 18, 2007

assets, both tangible and intangible, even if they were not treated as assets for GAAP purposes.8    As noted earlier, the investment management contracts owned by the Company through the Operating Entities currently are treated as assets under GAAP even if they are assigned zero value on the Company’s combined GAAP balance sheets because they were originated by the Operating Entities without identifiable cost and, as a result, have a GAAP cost basis of zero. However, if the Company had acquired the investment management contracts, they would be reflected as assets on a GAAP balance sheet. Similarly, if Nomura had acquired a majority interest in the Company, the Company would have experienced a change in control requiring restatement of its assets to fair value and would have been required to push down this change in accounting basis to its subsidiaries. As a result, the investment management contracts owned by the Operating Entities would have been recorded at fair value and would have been assigned a value on the Company’s combined GAAP balance sheet. The value associated with a general partner interest in a Fortress Fund in excess of an Operating Entity’s general partner percentage interest in the Fortress Fund would have been afforded the same treatment.

The Company respectfully submits that the status of an issuer as an investment company under Rule 3a-1 should not be determined based upon GAAP accounting conventions. It cannot be the case that, under Rule 3a-1, an investment manager that purchases its advisory contracts is not an investment company, but one that originates its own investment advisory contracts is an investment company. The Company does not fail to be primarily engaged in the business of providing investment advisory and management services through the Operating Entities merely because it ‘‘originates’’, rather than acquires, its investment management contracts or general partner interest.9    For the foregoing reasons, the Company respectfully submits that it is not an investment company under Rule 3a-1.

[8]	When the Investment Company Act intends that a matter conform to accounting standards, it is explicit. Contrast, for example, Section 19(a)(1)’s reference to ‘‘in accordance with good accounting practice’’ with the definition of ‘‘senior security’’ in Section 18(g) which would wreak havoc with the last 20 years of investment practice if GAAP dictated the analysis.

[9]	The Company notes that if the Company used GAAP as applied to investment companies, the full fair value of each general partner interest (i.e., the value of the capital invested plus the value associated with the right to receive incentive income) would be recorded on its balance sheet and, as a result, less than 45% of its total assets would be investment securities for purposes of Rule 3a-1.

Fortress Investment Group LLC
January 18, 2007

Section 3(b)(1) Analysis

In addition to being exempt from the definition of investment company by Rule 3a-1, the Company has determined under Section 3(b)(1) that it is primarily engaged through wholly-owned subsidiaries in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

Whether an issuer is engaged ‘‘primarily’’ in an investment company business is a factual issue. The SEC and the courts have developed a number of criteria to be used in determining whether an issuer is engaged ‘‘primarily’’ in a non-investment business.10    Criteria applicable to nearly every situation are:

•	the issuer’s historical development;

•	its public representations concerning its activities;

•	the activities of its officers and directors, and the extent of their involvement in the management of the issuer;

•	the nature of its present assets; and

•	the sources of its present income.

Of the five listed criteria, the most significant ordinarily are the character of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).11

The Company is a holding company that, through its wholly-owned subsidiaries, operates as an alternative asset manager primarily engaged in the business of providing investment advisory and management services. For the 2005 fiscal year and for the nine month period ended on September 30, 2006, more than 75% of the Company’s gross revenue on a pro forma basis was derived from investment management fees and incentive income for providing investment advisory and management services. In addition, based on the valuation of the Company’s assets by its board of directors, the approximately $575 million of investment securities owned by the Company comprise

[10]	See, e.g., In re Tonopah Mining Co. of Nev., Investment Company Act Release, 26 S.E.C. 426 (July 21, 1947) (‘‘Tonopah Mining’’); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (‘‘Dan River’’); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (‘‘Financial Funding’’).

[11]	See Dan River at 291 n.14 (noting special importance of composition of assets and source of income); Financial Funding at *2 (noting special importance of composition of assets and source of income).

Fortress Investment Group LLC
January 18, 2007

less than 45% of the Company’s total assets.12    Thus, the two most important factors for determining the Company’s primary business indicate that the Company is primarily engaged through its wholly-owned subsidiaries in the investment management business and not in the business of investing, reinvesting or trading in securities.

The other three factors developed by the Commission and the courts also indicate that the Company is primarily engaged in the investment management business. The Company was founded in 1998 as an investment manager and since that time has been, and has held itself out as being, primarily engaged in providing investment advisory services. The disclosure with respect to the Company’s business contained in the Registration Statement is consistent with this fact. In addition, the Company states in its Registration Statement that it intends to conduct its operations so that it will not be an investment company under the Investment Company Act (see page 50 of the Registration Statement). Finally, as an investment adviser, the majority, if not all, of the Company’s officers and employees devote the bulk of their time and efforts to the investment activities of the Fortress Funds or in support of these activities, such as investor relations and the marketing of Fortress Funds. These activities are consistent with the Company being an investment manager. The officers and employees of the Company have historically spent and continue to spend no time making proprietary investments for the Company, except indirectly to the extent that the Company invests in each of the Fortress Funds consistent with investor expectations that the Company align its interests with those of its investors and which is a standard practice in the alternative asset management industry.

Accordingly, based on the foregoing factors, the valuation of the assets of each Fortress entity by its board of directors and an opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, the Company has concluded that the Company is not an investment company under Section 3(b)(1).

3.	Please provide a more thorough analysis of why the investments in the Fortress Funds are not investment securities. In particular, please explain whether a general partnership or managing member interest in a securities investment partnership, as opposed to an operating partnership (widgets), would be an investment security. As general partner, you indicate that FIG Corp and/or FIG Asset Co. LLC would have control and voting power over the Fortress Fund assets. Do the Operating Entities and Principal Holdings make contributions to the capital of the Fortress Funds in connection with or apart from the general

[12]	Although not relied upon by the Company’s board of directors when valuing the Company’s assets, the Company notes that Nomura purchased a 15% interest in Fortress for $888 million, which implies an enterprise value of approximately $6 billion for Fortress (compared to approximately $500 million of investment securities).

Fortress Investment Group LLC
January 18, 2007

partner and managing member interests? What are the values with regard to each Fortress Fund?

The Company respectfully informs the Staff that, in general, when the Company creates a Fortress Fund, an Operating Entity enters into an investment management contract with the Fortress Fund, pursuant to which the Operating Entity earns a fee based on a percentage of the Fortress Fund’s assets under management. For those Fortress Funds organized as private equity funds, the respective Operating Entity also earns a management fee during the commitment period based on commitments to the respective fund.

An Operating Entity generally is also entitled to earn incentive income for managing a Fortress Fund. For those Fortress Funds organized as hedge funds, the Operating Entity is entitled to incentive income that generally ranges from 20% to 25% of quarterly or annual profits, realized and unrealized, subject to a high water mark. This may be paid as a fee pursuant to the investment management contract or as an allocation if the Operating Entity is the general partner of the Fortress Fund. For the Fortress Funds organized as publicly traded alternative investment vehicles, the Company earns incentive income pursuant to investment management contracts equal to 25% of a company’s ‘‘funds from operations’’ in excess of specified returns to the company’s shareholders. For the Fortress Funds organized as private equity funds, an Operating Entity owns the general partner interest in the Fortress Fund and is entitled to incentive income for managing the fund. For the private equity funds, the incentive income generally is equal to a 20% allocation of profits on each realized investment, subject to achievement of a minimum return with respect to the fund as a whole.

Alternative asset managers commonly invest in their funds, as investors in alternative asset funds and managers of alternative asset funds believe that these investments align the manager’s interests with the interests of the investors. If the Fortress Fund is organized as a partnership, an Operating Entity will generally invest capital in the Fortress Fund in connection with acquiring its general partner interest. For example, an Operating Entity will make a 0.2% to 1.5% capital commitment as the general partner of a Fortress Fund that is organized as a private equity fund. The Company also may invest in a Fortress Fund by acquiring limited partner interests, non-managing limited liability company interests or shares of the fund. The type and size of each investment made by each Operating Entity is set forth on Annex A. The Company notes that the largest capital commitment that the Company has made to a Fortress Fund in connection with its acquisition of a general partner interest is 3.2%13 of the respective Fortress Fund’s total assets under management or, in the case of private equity funds, capital commitments, and that the largest aggregate investment (combining general partner, limited partner and

[13]	This amount represents 3.1% of the onshore feeder fund in a master-feeder structure, but the aggregate general partner investment compared to total assets at the master fund level would be approximately 0.3%.

Fortress Investment Group LLC
January 18, 2007

any other type of investment in the respective Fortress Fund) made by the Company in a mature Fortress Fund is approximately 18% of the respective Fortress Fund’s total assets under management or, in the case of private equity funds, capital commitments.14    The Company respectfully represents that no Operating Entity currently is deferring the payment of any incentive income currently due from a Fortress Fund and that substantially all amounts that historically were deferred were distributed in connection with the formation transactions.

Neither the Company’s investment management contracts nor its general partner interests are investment securities. The investment management contracts are service contracts pursuant to which an Operating Entity is paid a fee for providing investment management services. In cases where it is advantageous to do so for tax or other reasons, the Operating Entity may act as the general partner of a Fortress Fund and receive its incentive income through its general partner interest, and not pursuant to the investment management contract. These general partner interests are contractual arrangements pursuant to which an Operating Entity provides managerial services to a Fortress Fund in consideration for which the Operating Entity is entitled to incentive income if the fund performs well.

The courts and the Staff of the Commission’s Division of Investment Management have concluded that, when a general partner has the ability to exercise meaningful management powers, its general partner interest is not a security for the purposes of the federal securities laws, including the Investment Company Act.15    In Williamson, the court concluded that the owner of a

[14]	The Company’s aggregate investment in Fortress Partners Fund LP is approximately 30% of that fund’s assets, but that fund is not representative, because it is a recently formed fund (launched in July of 2006) and the Company’s investment will become smaller on a percentage basis as the fund grows.

[15]	See, e.g., Williamson v. Tucker, 645 F.2d 404, 419 (5th Cir. 1981) (‘‘Williamson’’). The Staff of the Commission’s Division of Investment Management has reached the same conclusions. See Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 953 (Nov. 14, 1994); Scudder, Stevens & Clarke, SEC No-Action Letter, 1980 SEC No-Act. LEXIS 3065 (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306 (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2361 (June 9, 1986). This treatment also has been accorded a managing member interest for limited liability companies. See Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 333-34 (S.D.N.Y. 1999); Great Lakes Chem. Corp. v. Monsanto Co., 96 F. Supp. 2d 376, 391-92 (D. Del. 2000); Robinson v. Glynn, 349 F.3d 166, 173-74 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153, 163-65 (S.D.N.Y. 2001).

Fortress Investment Group LLC
January 18, 2007

general partner interest generally does not expect profits from the efforts of others. The court stated that the owner of a general partner interest owns a security only if he is so dependent on the efforts of others that he is unable to exercise meaningful partnership powers.16     For example, the court stated that an investor would own a security if he can establish that (i) an agreement among the parties leaves so little power in the hands of the partner that the arrangement in fact distributes power as would a limited partnership, (ii) the partner is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership powers or (iii) the partner is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership powers.17     The court further noted that the owner of a general partner interest has a difficult burden to overcome in establishing these facts.18

When an Operating Entity acts as the general partner of a Fortress Fund, it exercises traditional general partner powers; generally has the ability to remove and replace the investment adviser, if any, for the Fortress Fund; and is charged with the responsibility of managing the business and affairs of the Fortress Fund. In no case does the Operating Entity share management or control with another general partner or delegate authority to the limited partners that would cause the general partner interest owned by the Operating Entity to be a security under Williamson.

As the Commission and the Staff of the Division of Investment Management have previously recognized, a general partner interest in an investment pool is treated no differently than a general partner interest in a widget manufacturer if it is not otherwise used to evade the Investment Company Act. The general partner interest is the functional economic equivalent of an incentive fee arrangement under an investment advisory contract, and both the courts and the Staff have consistently determined that a general partner of an investment partnership is acting as an investment adviser.19     The Staff also has recognized that a general partner interest in a pooled investment vehicle is not a security provided it is not being used to evade the Investment Company Act.20

[16]	Williamson, at 424.

[17]	Id.

[18]	Id.

[19]	See Abrahmson v. Fleschner, 586 F.2d 862 (2d Cir. 1977); Brian A. Pecker, SEC No-Action Letter, 1974 SEC No-Act. LEXIS 474 (October 3, 1974); Weiss, Peck & Greer, SEC No-Action Letter, 1981 SEC No-Act. LEXIS 3559 (April 30, 1981). See Investment Advisers Act of 1940, § 205(a)(1) and 205(b), 54 Stat. 847, as amended (the ‘‘Advisers Act’’).

[20]	See Privately Offered Investment Companies, Release No. IC-22597, 62 FR 17512-01 (April 9, 1997) (noting that the general partner of a pooled investment

Fortress Investment Group LLC
January 18, 2007

We are not aware of precedent in which a court, the Commission or its staff has determined that a general partner interest in an investment partnership was being used to evade the Investment Company Act and consequently we are unaware of any particular standard for making that determination. We do not believe, however, that there would be any basis in the Investment Company Act to treat such an interest as having any element of an investment security unless its predominant purpose was to generate investment return instead of investment management compensation or the interest was not a general partner interest under Williamson because, for example, other unrelated persons actually conducted the business activities of the partnership. There would, of course, be substantial arguments under the Investment Company Act for a substantially higher standard for evasion.

Considered in the foregoing light, the Company’s general partner interests are clearly not used to evade the Investment Company Act. The general partner interests provide meaningful management authority; they are acquired for the primary purpose of earning incentive income in connection with providing investment advisory or management services; and the Company does not acquire a disproportionately large interest in the Fortress Funds (while accepting that some times when a new fund is formed the Company may have a larger stake in the fund on a percentage basis because it acts as a lead investor in the fund).

4.	Please explain whether the offering by Fortress Investment Group LLC should be considered an indirect offering of the Fortress Funds. In this context, please address rule 140 under the Securities Act as well as section 48(a) of the Investment Company Act as applied to the registration requirements for investment companies.

The Company respectfully informs the Staff that it believes that the public offering of its Class A shares is not an indirect offering of the Fortress Funds. Rule 140 under the Securities Act of 1933, as amended, would deem the Company to be engaged in the distribution of securities of a Fortress Fund if the ‘‘chief part’’ of the Company’s business was selling its securities and utilizing the proceeds to purchase vehicle need not be a qualified purchaser for the fund to maintain its exemption under Section 3(c)(7) provided that the general partner interest is not a security under Williamson and is not used as a device to evade the Investment Company Act); Colony Realty Partners 1986, L.P., 1988 SEC No-Act. LEXIS 517 (Apr 27, 1988) (general partner interest in a pooled investment vehicle is not a security for ‘‘look through’’ purposes under Section 3(c)(1)); Scudder, Stevens & Clark, SEC No-Action Letter, 1980 SEC No-Act LEXIS 3065 (March 12, 1980) (general partner interest in a pooled investment vehicle is not a security for ‘‘look through’’ purposes under Section 3(c)(1)); Shoreline Fund, L.P. and Condor Fund International, Inc., SEC No-Action Letter, 1994 SEC No-Act. LEXIS 953 (Nov 14, 1994) (general partner interest in a pooled investment vehicle is not a security for ‘‘look through’’ purposes under Section 3(c)(1)).

Fortress Investment Group LLC
January 18, 2007

securities of the Fortress Fund. Rule 140 does not set forth any standard for determining the ‘‘chief part’’ of an issuer’s business. The Staff has stated that the chief part of a primary issuer’s business would not entail using the proceeds from an offering of its bonds to acquire the securities of a secondary issuer if the securities of the secondary issuer comprised less than 45% of the collateral securing the bonds.21 In addition, Rule 140 has never been applied to require registration of the securities of controlled companies through which registrants conduct their businesses. Otherwise all holding companies, which is the predominant structure of U.S. public companies, would be required to register all of their subsidiaries’ securities at the same time they register their own.

Section 48(a) makes it unlawful for any person to do through another person that which is unlawful for such person to do itself. In connection with the sale of securities of private funds, the Staff takes the position that any issuer whose investors consist of non-qualified investors and that was formed or operated for the purpose of investing in the private fund may result in a violation of Section 48(a).22     The Staff takes the view that the determination of whether an issuer is ‘‘formed for the purpose’’ of investing in a private fund depends on an analysis of the surrounding facts and circumstances.23     However, while recognizing that 40% of assets is not a strict limitation, the Staff generally has been able to conclude that an issuer that has invested less than 40% of its capital in a particular private fund was not formed for the purpose of investing in that private fund.24

The Company was not formed nor is it operated for the purpose of acquiring interests in the Fortress Funds, and investing in the Fortress Funds is not a ‘‘chief part’’ of the Company’s business. As described above, the Company is primarily engaged in the alternative asset management business. For the 2005 fiscal year and for the nine month period ended September 30, 2006, investment management fees and incentive income earned for providing investment advisory and management services comprised more than

[21]	FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692, at *3 (Oct 6, 1987).

[22]	Am. Bar Ass’n Section of Bus. Law, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 456, at *44-47 (Apr. 22, 1999) (see Section D of the ‘‘Questions and Answers’’ section of the Staff’s response).

[23]	Id.

[24]	Id., citing Cornish & Carey Commercial, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 625, at *5-6 (June 21, 1996).

Fortress Investment Group LLC
January 18, 2007

75% of the Company’s gross revenue on a pro forma basis. The Company notes that the largest aggregate investment (combining general partner, limited partner and any other type of investment in the respective Fortress Fund, including uncalled capital commitments) made by the Company in a Fortress Fund is approximately 12% of the Company’s total assets valued as described above with respect to the Rule 3a-1 analysis.25     This amount is so far below the thresholds the Staff previously has stated as being problematic under Rule 140 and Section 48(a) that it is difficult to imagine an issue. We also note that, in the aggregate, the value of all of the Company’s investments in the Fortress Funds is less than 40% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on a consolidated basis, as determined under Rule 3a-1, thereby avoiding any issue even if Rule 140 and Section 48(a) were utilized on an aggregate basis, for which we have found no authority.

Although the Company uses a portion of its capital from time to time to invest in the Fortress Funds, and intends to use a portion of the proceeds of this offering to fund existing capital commitments, these investments are made because investors in alternative investment funds expect the managers of those funds to make such investments to align their interests with those of the investors. Just as a manufacturer of widgets needs to invest capital in its physical plant to make the widgets, the Company invests in the Fortress Funds to seek to attract other investors to the Funds and manage their money. An alternative asset manager that ‘‘puts skin in the game’’ by investing in its funds is no more primarily engaged in the business of investing in the funds than the widget maker is primarily engaged in building factories when it improves its physical plant. The asset manager primarily makes money by earning management fees and incentive income and the widget maker makes money by selling widgets.

The Company notes that other publicly owned investment advisers also make investments in the alternative investment funds they manage without being found to have violated Rule 140 or Section 48(a).26     Similarly, the Company’s use of a portion of its capital from time to time to invest in Fortress Funds for the purposes described above does not constitute an indirect offering of the Fortress Funds. To hold otherwise would effectively mean that publicly owned investment advisors could not manage alternative investment funds.

5.	Please disclose the information set forth in the last paragraph of your response to comment 12 in our letter dated December 8, 2006.

The disclosure on page 5 has been revised in response to the Staff’s comment.

[25]	The Company notes that the percentage derived from this method is larger than the actual percentage would have been if the Company had valued all of its investment advisory contracts and incentive income associated with general partner interests for purposes of the Rule 3a-1 analysis.

[26]	See, e.g., Greenhill & Co., Prospectus (Form 424(b)(4)) (May 11, 2005); Evercore Partners Inc., Prospectus (Form 424(b)(4) (August 11, 2006).

Fortress Investment Group LLC
January 18, 2007

Prospectus Summary, page 1

Our Company, page 1

6.	In the first bullet-point on page 1, please clarify, if true, that the Fortress Operating Group has a single class of membership interests. In other words, clarify whether the profit sharing membership interests are the same for the public and the principals and their affiliates.

The disclosure on page 1 has been revised in response to the Staff’s comment.

7.	In the second bullet-point, please briefly disclose Nomura’s demand registration rights. Also clarify in the fourth bullet-point that 10% of the Fortress Operating Group will be held by the public investors.

The disclosure on page 1 has been revised in response to the Staff’s comment.

8.	As requested in comment 17 in our letter dated December 8, 2006, in the second bullet point under Competitive Strengths, explain in greater detail what you mean by the net asset value of Fortress’s principal investment in, ‘‘and the amount of our unfunded commitments to,’’ our funds was approximately $495.7 million.

The disclosure on pages 2 and 4 has been revised in response to the Staff’s comment.

Distributions to the Principals Prior to this Offering, page 4

9.	Clarify whether principals will receive distributions from fees going forward. Disclose whether or not these will flow through to class A shareholders also.

The disclosure on page 5 has been revised in response to the Staff’s comment.

Structure and Formation of Our Company, page 7

10.	Please quantify in footnote (5) to the chart the effect of the grants under the equity incentive plan and the exercise of the over-allotment option.

The Company respectfully informs the Staff that insofar as it has not yet granted any equity interests in either the registrant or in the Fortress Operating Group to any employees nor determined which employees will receive grants of any such equity interests or the amount of any such interests, that it is not currently in a position to quantify the aggregate effect of such grants and the exercise of the over-allotment option taken together. The Company expects to make such determination (and such grants) prior to the time of the effectiveness of the Registration Statement and will disclose in a pre-effective amendment, by filling in the blanks in the sentence added in this amendment,

Fortress Investment Group LLC
January 18, 2007

the numerical effect of such grants and the exercise of the over-allotment option taken together.

The disclosure on pages 8 and 59-60 has been revised in response to the Staff’s comment.

Shareholders Agreement, page 16

11.	As requested in comment 38 in our letter dated December 8, 2006, disclose that you will be considered a ‘‘controlled’’ company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We would not object if you provided the disclosure in your response in the prospectus.

The disclosure on page 17 has been revised in response to the Staff’s comment.

Nomura Transaction, page 18

12.	We note that Nomura is purchasing Fortress Class A shares for $888 million, representing 15% of Fortress Operating Group units. In addition to the cash payment, Nomura will also develop a strategy to market and sell Fortress’ investment products. Finally, we note that you intend to declare a dividend to Nomura in 2007. Please disclose the following:

•	The per share purchase price by Nomura for your Class A shares.

•	The per share dividend amount.

•	Whether a portion of the Class A shares purchase price is being allocated to the marketing and selling portion of the securities purchase agreement. If not, please disclose how you arrived at the purchase price by Nomura in consideration of your IPO price range and the dividend per share to be issued in 2007 to Nomura prior to the IPO.

•	The consequences if Nomura does not or is unable to fulfill its agreement to market and sell your investment products.

The disclosure on page 19 has been revised in response to the Staff’s comment. In addition, in respect of the Staff’s third bullet point comment above, we note that Nomura’s purchase price was established as a result of arm’s length negotiations, and consummation of the sale was not conditioned on a successful completion of an initial public offering.

Fortress Investment Group LLC
January 18, 2007

The Offering, page 20

13.	We note your response to comment 46 in our letter dated December 8, 2006; however, your disclosure relating to use of proceeds is still vague. Please describe in greater detail how you intend to expand your business and create new products.

The disclosure on pages 22 and 72 has been revised in response to the Staff’s comment.

Summary of Historical Combined Financial Information, page 24

14.	We note your response to comment 52 in our letter dated December 8, 2006 in addition to your revised disclosure. As you note, the presentation of total distributable earnings is a non-GAAP measure that is being presented as an operating performance measure. It remains unclear how you determined it is appropriate to present this measure given the following:

•	Appears to violate Item l0(e)(1)(ii)(B) of Regulation S-K as all of the adjustments appear to relate to more than one fiscal year (i.e., are recurring in nature ).

•	Question 8 of the SEC ‘‘Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures’’ notes that it would likely be permissible to adjust earnings for recurring items if you believe it is probable that the recurring item will disappear or become immaterial within a near-term finite period. It does not appear that the recurring items will disappear or become immaterial in the near future.

As such, please either remove your presentation of total distributable earnings, or provide us with a comprehensive explanation as to how this measure does not violate Item 10(e)(1)(ii)(B) of Regulation S-K. If you can demonstrate how this measure does not violate Item 10(e)(1)(ii)(B), please provide disclosures that fully address each of the items noted in Question 8 of the SEC ‘‘Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures’’ when you first present the non-GAAP measure. Additionally,

•	It is unclear to us how the adjustment amounts were derived. In critical accounting policies you only discuss how you estimate the reserve to apply to incentive income you received in cash but have not recognized for GAAP purposes. All other amounts that have been estimated and cannot be readily identified to a GAAP number on the consolidated financial statements should have a comprehensive analysis of such estimate, including a sensitivity analysis.

Fortress Investment Group LLC
January 18, 2007

•	Your revised disclosures do not appear to explain what the measure tells an investor about your operating performance or why such measure is meaningful to an investor.

The Company respectfully acknowledges that, as stated in Regulation S-K, a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. As the Staff noted, Question 8 of the related FAQ states that elimination of a recurring item would more likely be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.

Additionally, the Company notes that Question 8 of the related FAQ provides that companies should never use a non-GAAP financial measure in an attempt to smooth earnings and that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.

Based upon the Staff’s request, the Company has provided a comprehensive explanation regarding why adjustments made to reconcile its non-GAAP measure of operating performance to GAAP net income, distributable earnings, comply with the requirements of Regulation S-K Item 10(e)(1)(ii)(B). Furthermore, the Company has included in Schedule I in tabular format, a more comprehensive description of the nature of the adjustments used to reconcile to distributable earnings from net income, limitations of the adjustments, how management compensates for those limitations, and how those adjustments are derived. The Company has revised the Registration Statement to include this comprehensive explanation in the disclosure regarding distributable earnings in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fortress Investment Group LLC
January 18, 2007

To summarize the Company’s explanation:

•	none of the adjusting items have been identified as non-recurring nor is that the purpose of the adjustment,

•	other than in the one item described below, none of the adjusting items have been eliminated from net income; rather, items are being recognized in different periods in distributable earnings than under GAAP. As a result, except for the adjusting item which does not represent eliminations, the aggregate impact on distributable earnings and net income is the same over the life of each of those items,

•	the timing has not been changed in order to smooth earnings but rather to match the timing of the recognition of the income or expense item to when the Company considers such earnings to be ‘‘available for distribution,’’ consistent with how management analyzes performance of the Company and its operating segments,

•	the effect of certain of the adjustments increases volatility, while the effect of other adjustments decreases volatility. The predominant effect of the adjustments increases volatility, and therefore does not smooth earnings, as explained in the comprehensive description included in Schedule I,

•	the Company respectfully notes that it is not relying on the ‘‘likely. . . permissible’’ circumstances set forth in Question 8 described above to justify any adjustment, and

•	the one item the Company is eliminating from net income, equity-based compensation, does not require settlement by the future transfer or use of assets and therefore does not impact our analysis of earnings which will be available for potential distributions.

With respect to the final bullet point in the paragraph above, the Company respectfully notes that SAB 107, Item G, Question 2 states that ‘‘the Staff believes that a measure used by the management that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors’’ subject to the measure not violating the requirements of 10(e) and Question 8.

The Company believes distributable earnings is meaningful to investors because (i) along with GAAP net income, it is a critical measure which management uses in determining periodic distributions to its investors, which is a significant driver of the returns to such investors, and (ii) it has been developed to assist management in ensuring that the level of distributions to shareholders is sustainable in relation to the performance of our business. Distributable earnings is the significant measure which management uses in its analysis of the performance of the Company as a whole as demonstrated in the CODM reports provided to the Staff in response to Comment No. 140 of the Staff’s letter

Fortress Investment Group LLC
January 18, 2007

dated December 8, 2006, and the Company’s management believes this measure is useful to investors in analyzing the Company’s performance as described below.

The Company believes that the presentation of distributable earnings along with GAAP net income enhances a reader’s understanding of the economic operating performance of the Company. Distributable earnings reflects GAAP net income adjusted for the following items:

i.	adding a measure of incentive income which is subject to contingent repayment but for which collectibility is reasonably assured because management believes the likelihood of clawback is remote; and

ii.	modifying the timing of recognition of compensation expense related to employee profit sharing in incentive income to match the timing of the recognition of the related revenue, which is not matched under GAAP; and

iii.	recording income from equity method investees only to the extent it has been realized. While equity method income is a meaningful measure of the operating performance of equity method investees, it is not a measure of currently realizable income for the Company which is holding the interests in its funds for long-term investment purposes. Since any difference between the Company’s share of the funds’ GAAP income and the distributions the Company receives is unlikely to be realized until a liquidation transaction occurs, which is not planned in the foreseeable future, adjusting this income to delay recognition of the Company’s equity in undistributed earnings until it is realized is consistent with the principles of distributable earnings; and

iv.	only recording income from options received once they are exercised and the underlying shares sold, since the timing and amount of economic gain which may be realized from options held in equity method investees is highly uncertain and the GAAP valuation of such options is not a reliable measure of sustainable earnings; and

v.	adding back the Company’s equity-based compensation because it does not require settlement by the future transfer or use of assets and therefore does not impact the Company’s analysis of earnings which will be available for potential distributions.

Fortress Investment Group LLC
January 18, 2007

The tables in Schedule I hereto present the following regarding distributable earnings and the adjustments made to net income in reconciling GAAP net income to distributable earnings: derivation, nature, purpose, material limitations, and the manner in which management compensates for those limitations.

The Company has revised its disclosure in the Registration Statement on pages 102-109 to include the items noted above and revised pages F-48, F-50, F-52, F-71 and F-73 to include a detailed reconciliation of the adjustments made to derive total distributable earnings from net income.

The historical and unaudited pro forma financial information . . ., page 34

15.	You continue to state in the third bullet point that the unaudited pro forma financial information does not include adjustments for certain transactions that occurred during 2005 that could have a material impact on future results. As previously requested, please tell us the appropriateness of excluding each of these transactions. Please revise your disclosure to describe each of the material transactions that were entered into during 2005 but do not warrant a pro forma adjustment as the transactions are unrelated to your offering.

The third bullet point referred to on page 35 has been revised in response to the Staff’s comment. The transactions referred to primarily represented the formation of new funds in the normal course of business which may cause future performance to differ from our historical and pro forma financial information. The following transactions in 2005 and 2006 have not been adjusted in the pro forma financial information:

Formation of the following funds:

In 2005
Northcastle
Fortress Residential Investment Deutschland
Drawbridge Relative Value Fund
Long Dated Value Fund
Long Dated Value Fund II

In 2006
Fortress Private Equity Fund IV & Fund IV Co-investment
Fortress RIC Coinvestment Fund LP
FICO
Fortress Partners’ Fund
FHIF

None of these transactions meet the requirements for pro forma adjustment as none of them was under taken in connection with this offering and each is in the normal course of our business.

Fortress Investment Group LLC
January 18, 2007

Our failure to deal appropriately with conflicts of interest. . ., page 37

16.	Please describe the conflicts of interest sections in your operating agreement.

The disclosure on page 38 has been revised in response to the Staff’s comment.

Risks Related to Taxation, page 50

You may be subject to U.S. federal income tax .. . ., page 50

17.	Please briefly describe the adjustments class A shareholders are obligated to make in order to maintain your status as a partnership.

The disclosure on page 52 has been revised in response to the Staff’s comment.

Cash Dividend Policy, page 71

18.	We note your response to comment 68 in our letter dated December 8, 2006. Please clarify what the 75% annual distributable earnings rate is based on.

The disclosure on page 73 has been revised in response to the Staff’s comment.

19.	We note your response to comment 70 in our letter dated December 8, 2006. Please describe in greater detail the restrictions and their potential impact on your ability to pay dividends at the rates identified. For example, define free cash flow and explain how you calculate unpaid taxes and amortization obligations required in the next 90 days.

The disclosure on page 115 has been revised in response to the Staff’s comment.

20.	Please explain how the tax receivables agreement payments affect dividend distributions.

The disclosure on page 73 has been revised in response to the Staff’s comment.

21.	We note your response to comment 73 in our letter dated December 8, 2006. Please further explain how the size of tax distributions will account for the disproportionate income allocation to the principals with respect to ‘‘built-in-gain’’ assets at the time of the offering.

The disclosure on pages 73 and 74 has been revised in response to the Staff’s comment.

Fortress Investment Group LLC
January 18, 2007

Unaudited Pro Forma Financial Information, page 77

22.	We note that in the future you intend to deconsolidate all Fortress Funds, whether they were consolidated because you were a substantive, controlling general partner or managing member interest or because the Fund was a VIE for which you are the primary beneficiary. Please tell us why you are deconsolidating the funds that were consolidated under FIN 46R. Please tell us if any of the funds that were previously consolidated due to you being a substantive, controlling general partner meet the definition of a VIE and whether you are the primary beneficiary under FIN 46R.

The Company respectfully informs the Staff that all of the Fortress Funds are structurally very similar, with the main differences being the amount of invested capital contributed by each fund’s general partner/managing member or decision maker, the number of investors in each fund and the degree of restrictions on transferability of interests. The Company does not absorb, directly or indirectly, a majority of the expected losses or expected residual returns from any of the VIEs, except for Northcastle Trust, which is currently in liquidation. In fact, the only reason the Company is considered the primary beneficiary of the consolidated Fortress Funds which are VIEs is the presence of substantive transfer restrictions, which cause otherwise unrelated third-party investors to be deemed de facto agents of the Company under FIN 46R. The interests of these investors are then evaluated together with the Company’s interests in determining the primary beneficiary. As a result, the Company and its de facto agents were deemed to be the primary beneficiary and the Company, which was also the decision-maker, was determined to be the party most closely associated with these funds resulting in a consolidation conclusion.

In order to effect a deconsolidation of these funds, the Company is modifying the governance provisions of the funds in a manner sufficient to trigger a change in entity status under FIN 46R. The changes will make the entities voting interest entities and will remove the Company’s unilateral control such that it would no longer consolidate them, in the same manner as the modifications being made with respect to the consolidated Fortress Funds which are currently voting interest entities.

With respect to why the Company is deconsolidating the entities previously consolidated under FIN 46R, as discussed in this offering and consistent with the Company’s reason for deconsolidating the voting interest entities, the Company believes that continued consolidation of these funds and elimination from its financial statements of a significant portion of its management fee and incentive income revenues results in a presentation of its results of operations from its investment management businesses that differs significantly from the manner in which management evaluates these results of operations.

With respect to the last sentence in the Staff’s comment, all entities were evaluated by the Company initially, and again after our proposed governance

Fortress Investment Group LLC
January 18, 2007

modifications, to determine whether they were VIEs or voting interest entities. There were no funds that were previously determined to be voting interest entities that were consolidated because the Company had a substantive, controlling general partner interest that meet the definition of a VIE either before or after the proposed modifications.

23.	We note your responses to comments 123 and 124 in our letter dated December 8, 2006. For the acquisitions of RailAmerica, Champion Mortgage’s loan origination platform, 299 of the North American senior living communities owned by Holiday Retirement Corp, and any other material investment by one of your funds that has occurred or is probable of occurring, please provide us with your analysis of the impact these portfolio investments will have on your pro forma financial statements. Please refer to Rule 11-01(a)(8) of Regulation S-X for guidance.

The Company acknowledges that it is responsible for providing pro forma financial information when consummation of a transaction(s) has occurred or is probable for which disclosure of pro forma financial information would be material to investors. The Company respectfully informs the Staff that in its opinion the acquisition by private equity funds, which it manages and in which it has small investments, of RailAmerica, Champion Mortgage’s loan origination platform, and senior living communities owned by Holiday Retirement Corp. do not individually or collectively represent such a transaction.

The funds are making these acquisitions in the normal course of their business. Funds that the Company manages make large acquisitions and dispositions of businesses or securities positions frequently in their operations. Although the transactions might be significant for the actual fund involved and the fund’s investors, they are routine transactions from the Company’s point of view. As such, the Company does not believe that they are qualitatively material to its investors.

The Company has less than a 5% capital commitment to the funds making these investments. If the Company were to include the effects of these transactions in its pro forma financial statements, the effects would not be significant. The funds making these acquisitions will be deconsolidated in connection with the offering, so the effect on the pro forma balance sheet would be only an additional investment in an equity method investee. The Company’s share of the capital calls relating to these investments on a combined basis is less than 7% of its total assets on a pro forma basis. The investments would be carried by the funds at fair value, and the Company would recognize its equity in income of the funds, which arises from the fair value changes. As there is no objective basis to predict what the change in fair value of these investments would be in the future, there would be no effect on the pro forma income statement. Accordingly, the Company also believes these transactions are not quantitatively material to its investors.

24.	We note your revised disclosure in note (a) in response to comment 78 in our letter dated December 8, 2006. Please clarify your statement that the remaining non-controlling interests relate to certain employees’ interest in your fund advisor and general partner subsidiaries. In this regard, we note no discussion

Fortress Investment Group LLC
January 18, 2007

of these entities within note 1 of your combined financial statements. Please explain the relationship of the fund advisor and the general partner subsidiaries to the Fortress Operating Group.

The Company respectfully advises the Staff that the fund advisor and general partner subsidiaries are direct or indirect majority-owned and controlled subsidiaries of the eight combined entities under common control described in Note 1 of the Company’s combined financial statements. As described in the third sentence of Note 2 of the Company’s combined financial statements, the Company consolidates those entities in which it has a 50% or more investment and control, which include the fund advisor and general partner subsidiaries. On consolidation, the Company’s employees’ interests in these subsidiaries are recognized as non-controlling. Please also see the Company’s response to Comment No. 1 and Annex A. The Company has revised the disclosure of its accounting policy for in the non-controlling interests on page F-9 to clarify this.

25.	We note your response and revised disclosures in note (f) in response to comment 79 in our letter dated December 8, 2006. Please revise your disclosure to state that you have not included any pro forma adjustments to the historical financial statements for the new revolving loan facility versus the previous revolving loan facility and clarify why such an adjustment is not required.

The disclosure on page 92 has been revised in response to the Staff’s comment.

26.	With regards to the new credit agreement, please confirm that the interest rate for the term loan is the same as the revolving loan facility. Your stated interest rate and the unused commitment fee for the new credit agreement disclosed on page 89 does not agree to the rate and fee disclosed in note 4 on page F-64. Please either revise your disclosure, or tell us why there is an apparent discrepancy.

The Company respectfully informs the Staff that the difference in credit agreement terms related to the stated interest rate and the unused commitment fee between the unaudited pro forma financial information and the historical financial statements arises from terms of the new credit agreement that contemplate reduced rates in the event of an initial public offering. We confirm that the interest rate on the term loan facility and the revolving facility are the same. Prior to the completion of the offering, the borrowings under the new credit agreement bear interest at LIBOR plus 2.00% and an unused commitment fee of 0.375%. Upon the completion of the offering, the interest rate will change to LIBOR plus 1.50% and the unused commitment fee will be 0.25%. Since the pro forma income statement adjustment assumes the transaction was completed on January 1, 2005, the Company believes the latter terms provide investors with more relevant information about the continuing impact of the new credit agreement.

Fortress Investment Group LLC
January 18, 2007

In consideration of the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement and in its historical financial statements included therein to clarify the effects of the offering on the terms of the credit agreement.

27.	We note in note (f) you state ‘‘the three-month average LIBOR during the respective periods’’ were used in determining pro forma interest expense for the new term loan debt. Please address the appropriateness of using the three-month average LIBOR as it relates to each period presented.

The Company respectfully informs the Staff that the Company, with agreement of the bank lender, selects an interest rate reset period at the end of the previous reset period from among one-, two- three- or six-month periods. The LIBOR term is the term corresponding to the selected reset period. The average reset period selected for the term loan facility during 2005 and the nine months ended September 30, 2006 was 4.1 months. The Company believes that the three-month average LIBOR, based on this average reset period, is an appropriate LIBOR term to estimate the variable component of the interest rate applied to borrowings under its term loan debt facility in place as of September 30, 2006.

28.	With regards to your previous credit agreement, please reconcile the interest rates disclosed on page 90 (e.g., the 6.31% interest rate for the year ended December 31, 2005) to the rates disclosed in your historical financial statements.

The Company respectfully informs the Staff that the weighted average funding costs disclosed in its historical financial statements (e.g., the 8.52% weighted average funding costs for the credit agreement as of December 31, 2005) represent the effective rate of funding costs related to all borrowing under the credit agreement at the end of the period, for example using year-end LIBOR. Conversely, the weighted average interest rates disclosed on page 92 of the Registration Statement represent the weighted average interest rate incurred over each of the periods presented. Additionally, the rate on page 92 refers only to the term loan under the prior credit agreement, while the financial statement disclosure also relates to the revolving borrowings and includes the cost of the unused credit facility fee. In response to this comment and Comment No. 25, the Company has revised the Registration Statement to clarify what the rates disclosed in the pro forma information represent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 99

Results of Operations on a Historical Basis, page 107

29.	Please disclose the reason for the $1.3 billion of growth in the average fee paying assets under management from your unconsolidated liquid hedge funds as of September 30, 2006.

Fortress Investment Group LLC
January 18, 2007

The disclosure on page 118 has been revised in response to the Staff’s comment.

30.	We note your disclosure that the increase in management fees for the nine-months ended September 30, 2006 relates to $17.5 million in management fees received in the form of options for raising capital for Eurocastle. Please tell us where you have disclosed this non-cash activity in your condensed consolidated financial statements for this period. Please also revise your disclosure to clarify that you did not earn management fees for raising capital for Eurocastle during fiscal year 2005. Otherwise, please revise your disclosure to clarify how the $17.5 million explains the increase in management fees for the nine-months ended September 30, 2006 compared to the previous period.

The Company respectfully informs the Staff that the increase of $17.5 million in management fees received in the form of options for raising capital for Eurocastle results from the receipt in the nine months ended September 30, 2006 of options valued at $18.7 million compared to the receipt in the nine months ended September 30, 2005 of options valued at $1.2 million. This non-cash operating activity has been reflected in the Company’s unaudited combined statement of cash flows for both periods, among the adjustments to reconcile net income to net cash used in operating activities on the ‘‘other non-cash amounts included in net income’’ line item. However, the non-cash investing activity was not reflected in the supplemental schedule of non-cash investing and financing activities. In response to the Staff’s comment, the Company has revised its supplemental schedule of non-cash investing and financing activities on page F-59 to disclose this non-cash activity for the nine months ended September 2006 and 2005. The Company has concluded that such disclosure does not need to be made for the 2003, 2004 or 2005 year-end financial statements included in the Registration Statement as the value of options received was not material in those years.

The Company has also revised its Management’s Discussion and Analysis disclosure on page 118 to clarify that the $17.5 million is an increase from the prior period rather than an actual amount of options received in the respective periods.

31.	Regarding your explanation for the increase in interest and dividend income relating to holdings of your consolidated investment companies for the nine-months ended September 30, 2006, please address the following:

•	Quantify the impact of recognizing nine full months of interest income from the new investment fund in your liquidity hedge fund launched in February 2005 versus the amount recognized during the nine-months ended September 30, 2005.

•	Quantify the impact the increase in your investment in a highly leveraged relative value strategy during the nine-months ended September 30, 2006 had on interest income versus the amount recognized during the nine-months ended September 30, 2005.

Fortress Investment Group LLC
January 18, 2007

•	Quantify the impact the increase in LIBOR had on the amount of interest income recognized by your CDO entities.

•	Quantify the amount of dividend income received by the senior living facilities company, cell phone tower company and real-estate company in excess of dividend income received during the nine-months ended September 30, 2005 for Fund II.

•	Quantify the amount of dividend income received by the aircraft leasing company and Eurocastle by Fund III.

•	Quantify the amount of dividend income received by Fund I from the real estate and senior living facilities companies in excess of the amount received for the nine-months ended September 30, 2005, including an explanation for the increase.

Based on the above requested disclosures, please ensure that you are explaining the majority of the increases or decreases in each line item, as previously requested. Similarly, please also quantify each of the individual explanations for the increases in fiscal years 2005 and 2004 when compared to the prior period.

The disclosure on pages 119 and 120 has been revised in response to the Staff’s comment.

32.	Please revise your explanation for the increase in management fees for fiscal year 2005 as compared to fiscal year 2004 to better explain the changes that occurred. Please disclose the reason for the $0.9 billion of growth in the average fee paying assets under management from your unconsolidated liquid hedge funds. Also, explain why there was a decrease in capital raises net of redemptions in fiscal year 2005, including the fund category this decrease relates.

The Company has revised its analysis of the growth in management fees and believes that the revised disclosure on page 120 will clarify for readers the explanation for the growth in average fee paying assets under management. As a result of this revision, the Company determined that the disclosure of the decrease on capital raises net of redemptions previously made was not relevant and was therefore removed.

33.	Please revise your discussion and analysis for the significant increase in interest expense during the nine-months ended September 30, 2006. Specifically, please address the following:

•	Quantify each of the specific reasons for the increase in consolidated liquid hedge funds of $243.3 million, in Fund I of $22.5 million, and in Fund II of $8.2 million.

Fortress Investment Group LLC
January 18, 2007

•	Order the specific reasons so that it is clear which explanation is applicable to consolidated liquid hedge funds, Fund I and Fund II.

•	As previously requested, ensure that you are explaining the majority of the increase.

The disclosure on pages 121 and 122 has been revised in response to the Staff’s comment.

34.	We note that compensation expense as a percentage of total revenue decreased from 32.7% for the nine-months ended September 30, 2005 to 20.5% for the nine-months ended September 30, 2006. Please provide an explanation as to why considering compensation expense appears to be based on fund performance. Similarly, please also revise your discussion and analysis for fiscal year 2005.

The Company respectfully informs the Staff that, as disclosed in the Management’s Discussion and Analysis section of the Registration Statement, only a portion of compensation expense is directly proportionate to incentive income earned from the Fortress Funds. Additionally, total revenues, as presented in the combined financial statements, excludes one of the key drivers of fund performance: gains and losses from investments held by the consolidated Fortress Funds, which is included in other income. For the consolidated hedge funds, incentive income earned by Fortress Operating Group is eliminated in the preparation of the combined financial statements. For the consolidated private equity funds, incentive income is not recognized until all contingencies are resolved. Incentive compensation expense paid to employees of Fortress Operating Group as discussed in Comment No. 47, which is based on fund realizations, is not eliminated in the combined financial statements. Therefore, the relationship between the increase in compensation and revenues is not entirely proportional, but is subject to fluctuation. As a result, the Company does not believe that the metric ‘‘compensation expense as a percentage of total revenue’’ is meaningful to an investor’s understanding of a change in the results of our operations and has therefore not included it in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

35.	As previously requested, please quantify the impact of each factor identified to explain the increase in gains from holdings within your consolidated investment company subsidiaries. Please provide an analysis as to why the value of securities within your consolidated hedge funds’ investment portfolios grew for the nine-months ended September 30, 2006. Please also provide a more detailed explanation for the increase in the gain from holdings within your consolidated investment company subsidiaries for fiscal year 2004 in comparison to fiscal year 2003.

The disclosure on pages 124 and 125 has been revised in response to the Staff’s comment.

Fortress Investment Group LLC
January 18, 2007

Historical Liquidity and Capital Resources, page 123

36.	We note your revised disclosure in response to comment 89 in our letter dated December 8, 2006. Specifically, we note that you present operating cash flows less deferred management and incentive fees and net investments of your consolidated funds, a non-GAAP measure. It appears that this measure does not comply with Item 10(e)(1)(ii)(A) of Regulation S-K. Please either remove this measure or tell us how you determined the presentation of this measure is in compliance with Item 10(e) of Regulation S-K. If you decide to remove this measure, please ensure that your remaining discussion and analysis of your operating cash flows provides a complete analysis. Refer to Sections 501.03 and 501.13 of the Financial Reporting Codification.

The disclosure on page 135 has been revised in response to the Staff’s comment.

Application of Critical Accounting Policies, page 126

Revenue Recognition on Incentive Income, page 127

37.	We note your revised disclosure in response to comment 91 in our letter dated December 8, 2006. Please revise your disclosure to clarify, if true, that only incentive income related to the private equity funds contain contingencies, or clawback features. Otherwise, please revise your disclosure to comply with our previous comment for each of the other funds.

The Company respectfully informs the Staff that incentive income from certain private equity funds is the only incentive income subject to contingent repayment. The disclosure on page 136 has been revised in response to the Staff’s comment.

Valuation of Investments, page 128

38.	We note your revised disclosure in response to comment 93 in our letter dated December 8, 2006. As previously requested, please include the following:

•	A detailed description of the models/techniques used by you and the independent valuation agents to estimate the fair value of the investments underlying the funds; and

•	A sensitivity analysis of the material estimates and assumptions included in each of the models used to estimate the fair values of the investments underlying the funds.

The Company respectfully informs the Staff that, consistent with the table on page 141, non-market priced investments are concentrated in two areas: private equity investments valued using internal models and hybrid hedge funds investments valued using independent valuation agents.

Fortress Investment Group LLC
January 18, 2007

The Company has revised the disclosure on pages 137-139 in response to the Staff’s comment to include a detailed description of the models and techniques it uses to estimate the fair value of investments in its funds for which quoted market prices are not available and a general description of the models and techniques which are used by the independent valuation agents it employs.

The Company may from time to time analyze the sensitivity of individual investments to certain relevant factors, including the sensitivity of the value of public companies owned by our funds to changes in stock prices. However, the Company does not perform any sensitivity analysis of the estimates and assumptions it uses to determine the fair value of investments with no quoted market prices across any of its funds because it does not believe that such an analysis is a useful way of assessing risks in its business.

Given the unique nature of the investments in the Company’s private equity funds, and the different inputs, sensitivities and relevant assumptions used to value each investment, the Company believes that trying to apply a uniform method to analyze the sensitivity of the overall fair values of non-market priced assets in the private equity funds to changes in particular valuation estimates or assumptions would not yield a cohesive result that would help the Company predict and manage risks in its businesses. For example, the vast majority of non-market priced investments in our private equity funds are wholly-owned companies. The value of these investments is generally based on recent private transactions involving these or similar securities or discounted cash flow or other analytical, model-based methods. The inputs used in computing these model-based valuation methods include specific factors relevant to each company.

The Company uses independent agents to value investments without quoted market prices in its hybrid hedge funds. These agents use the techniques set forth on pages 138-139 to estimate the value of such investments.

The portfolio of investments in our hybrid hedge funds is uncorrelated and highly diverse by asset type, economic sector and structure. Therefore, the Company is not aware of any single factor to which the entire portfolio is sensitive, or a change in which would materially affect the value of such investments.

Given the diversity and unique nature of private equity and hybrid hedge fund investments, the values of these investments are not strictly sensitive to changes in any particular valuation assumption.  Therefore, the Company does not believe a meaningful sensitivity analysis can be prepared that would be relevant to the value of these funds. Nonetheless, the Company has included additional disclosure in the Registration Statement on page 139 showing how a 10% change in the value of all assets valued by internal models or independent agents would affect the value of the investments, and in turn the Company’s results.

Fortress Investment Group LLC
January 18, 2007

39.	We note your response to comment 94 in our letter dated December 8, 2006. Please revise your disclosures to provide this supplemental information such that readers know the extent to which you revised the fair values obtained from external sources or models have been adjusted if a more accurate value has been obtained.

The disclosure on page 137 has been revised in response to the Staff’s comment.

40.	We note your disclosure in the last paragraph on page 128 and on page 129. It appears that you believe that your consolidated financial statements subsequent to the deconsolidation of the funds will not be highly sensitive to any changes in the assumptions used in estimating the fair value of the underlying investments of the funds for which Fortress Operating Group has an ownership interest in and earns its revenues from managing. Please substantially revise your disclosure to provide a comprehensive explanation that supports your belief. In your revised disclosure, please address each of the following:

•	Explain why the management fees for the funds other than the hedge funds are not directly affected by changes in the values of investments either currently or in future periods. Disclose how the management fees for the funds other than the hedge funds are indirectly affected by the changes.

•	Provide a complete explanation as to how the incentive income subject to contingencies may or may not be impacted by changes in the values of investments. Currently, you solely focus on the fact that such incentive income is not recognized as revenue until the contingency has been met. Also include a discussion regarding deferred incentive income, your disclosure about incentive income in the interim financial statements, and incentive income included in distributable earnings, if you continue to present such a measure on a consolidated and/or segment basis.

•	Explain how the changes in the values of investments do not impact the measure of operating results used to calculate incentive income for the Castles.

•	Clarify how you are able to make the statement that a change in the value of investments is a relatively small impact on your net operating results. Depending on the amount of the change, we assume that at some point a significant change in the value of investments could materially impact your net operating results. As such, quantify your assessment.

The disclosure on pages 140-142 has been revised in response to the Staff’s comment.

Fortress Investment Group LLC
January 18, 2007

Business, page 142

41.	Please disclose whether any of your segments are dependent on a single or a few clients or funds, the loss of which would have a material adverse effect on that segment. Also disclose whether your revenues from any one or a few funds’ returns equal 10% or more of your total revenues.

The disclosure on page 154 has been revised in response to the Staff’s comment regarding both the dependency of the Company’s segments on individual funds and the significance of certain funds to the Company’s total revenues.

The Company respectfully informs the Staff that, with respect to the second disclosure, it has disclosed whether its revenues from any of the funds’ equal 10% or more of its total revenues on both an unconsolidated GAAP basis and on a segment basis, because, on a consolidated GAAP basis, revenue (as presented on our consolidated income statements) from the funds is only comprised of interest and dividend income (and excludes gains) and is not representative of the Company’s dependence on a particular fund. The Company believes that such a presentation more faithfully represents the objectives of Item 101(c)(vii) of Regulation S-K.

42.	We note your response to comment 100 in our letter dated December 8, 2006. Please also disclose the hedge fund net annualized returns and other information you provided supplementally in your response in this section of the prospectus.

The disclosure on page 156 has been revised in response to the Staff’s comment.

43.	We note your response to comments 102 and 103 in our letter dated December 8, 2006. Please provide your responses to those comments in this section of the prospectus.

The disclosure on pages 153 and 159 has been revised in response to the Staff’s comment.

Management, page 164

44.	Where you describe the board designation rights of the principals, also describe the board designation rights of Nomura.

The disclosure on page 176 has been revised in response to the Staff’s comment.

Shares Eligible for Future Sale, page 200

45.	Please describe and quantify the class A shares subject to Nomura’s demand registration rights.

The disclosure on page 216 has been revised in response to the Staff’s comment.

Fortress Investment Group LLC
January 18, 2007

Financial Statements

Fortress Operating Group (Limited Liability Companies) for the Fiscal Year Ended December 31, 2005

2. Summary of Significant Accounting Policies, page F-8

Security Transactions, Interest and Dividend Income and Other Income, page F-11

46.	We note your revised disclosure in response to comment 135 in our letter dated December 8, 2006. Please revise your policy for recognizing ‘‘day one’’ gains for all financial instruments and not just your derivative contracts.

The disclosure on page F-11 has been revised in response to the Staff’s comment.

Profit Sharing Arrangements, page F-15

47.	We note your revised disclosure and response to comment 136 in our letter dated December 8, 2006. From your response, it appears that you are recognizing compensation expense for incentive income based on the cumulative earnings of funds upon receipt of interim cash distributions from the funds with the remaining compensation expense recognized upon resolution of all contingencies. Please clarify why you do not recognize the compensation over the period in which it is earned based on the quarterly results of the corresponding funds given the significant unrealized appreciation within most of the funds to date. Please advise. By analogy, please also tell us what consideration you gave to Issue 6 of EITF 01-9.

The Company respectfully apologizes that its response to Comment No. 136 in the letter of the Staff dated December 8, 2006 was unclear with respect to the timing of compensation expense related to private equity profit sharing plans. The Company’s policy for the recognition of compensation expense under its profit sharing plans is based on the probable and reasonably estimable criteria and none of this expense recognition is deferred until the resolution of clawback contingencies.

The Company’s analysis of when a compensation expense accrual becomes probable and reasonably estimable takes into account many factors, the most significant of which is a realization event at a private equity Fortress Fund which is the basis upon which such fund makes an incentive income distribution to the Company. As these realization events occur, management evaluates their impact on the probability (and the ability to estimate) of a profit sharing charge. Typically, given the historical performance of the funds and the significant unrealized gains in such funds, management has recorded compensation expense in the full amount of the profit sharing that would be due to employees from the related fund’s incentive income distribution regardless of any potential clawback amounts.

Fortress Investment Group LLC
January 18, 2007

The Company does not earn incentive income related to unrealized appreciation of investments within these funds. Further, the Company does not believe that changes in the unrealized appreciation of investments, which are subject to significant fluctuations based on numerous factors and may vary materially over short periods, provide a sufficient basis to reasonably estimate with any probability the amount of incentive income that the Company may ultimately realize or the corresponding profit sharing payments that may ultimately be incurred.

The Company understands that under Issue 6 of EITF 01-9, ‘‘measurement of the total rebate or refund obligation should be based on the estimated number of customers that will ultimately earn and claim rebates or refunds’’ and that if such amount cannot be reasonably estimated, the maximum amount should be accrued. By analogy, this could imply that the compensation expense liability should be accrued based on the total amount of compensation expected to be paid under the profit sharing program or, if this is not reasonably estimable, on the maximum amount of compensation payable under this program. However, Issue 4 of this EITF states that ‘‘a vendor should recognize the ‘cost’ of the sales incentive at the later of’’ the date of revenue recognition or the date of the sales incentive offer. This implies that the realization of the expense should be matched with (or no earlier than) the realization of the related income (assuming it would not result in a net loss). The Company believes that its expense recognition policy with respect to its profit sharing plan is consistent by analogy with this guidance. The income realization event is the event at the fund level which gives rise to the Company’s Incentive Income (although, under EITF Topic D-96, the Company does not actually recognize the income yet), which in turn results in our recognition of the related ‘‘cost’’ (profit sharing) with respect to this income.

The disclosure on page F-15 has been revised to reflect this response.

48.	Notwithstanding the above comment, please revise your accounting policy to state when you recognize compensation expense as discussed in the penultimate paragraph of your response to comment 136.

Please see the Company’s response to Comment No. 47.

10. Segment Reporting, page F-45

49.	Based on our review of the CODM reports you provided per comment 140 in our letter dated December 8, 2006, we note that the CODM reviews two profit measures: pre-tax distributable earnings and operating income. Paragraph 30 of SFAS 131 states that if more than one profit measure is used then the profit

Fortress Investment Group LLC
January 18, 2007

measure reported should be the profit measure with measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Please tell us how you determined that pre-tax distributable earnings is more consistent with your consolidated financial statements than operating income.

The Company respectfully informs the Staff that in the CODM report, as provided in its response to Comment No. 140 in the Staff’s letter dated December 8, 2006, Operating Income represents only the portion of distributable earnings which is derived from management activities of the Fortress Funds. Distributable earnings within any one segment includes both Operating Income and Investment Income. Distributable earnings is more comprehensive than Operating Income because it includes both income earned as manager of the Fortress Funds as well as income earned as an investor in the Fortress Funds. Net income under GAAP includes both of these items as well; therefore, management believes that distributable earnings is determined in accordance with the measurement principles most consistent with those used in measuring net income in the financial statements prepared under GAAP.

Fortress Operating Group (Limited Liability Companies) for the Fiscal Quarter Ended September 30, 2006, page F-54

9. Subsequent Events, page F-71

50.	Please revise to include disclosure for the funds’ acquisitions of RailAmerica, Champion Mortgage’s loan origination platform, 299 of the North American senior living communities owned by Holiday Retirement Corp, and any other material investment by one of your funds that has occurred or is probable of occurring.

The Registration Statement has been revised in response to the Staff’s comment. The fund described as FHIF relates to the Holiday transaction. The acquisition of the Champion Mortgage loan origination platform is immaterial since it was acquired at no substantive cost. There were no other material investments made by any of our funds, nor are any probable to occur.

* * * * *

Fortress Investment Group LLC
January 18, 2007

If the foregoing responses to the Staff’s Comments are satisfactory, the Company presently intends to commence marketing activities on Tuesday, January 30, 2007. Therefore, the Company respectfully requests that the Staff provide any additional comments no later than January 25, 2007. On behalf of the Company, we wish to thank the Staff for their kind attention to the Registration Statement.

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,
/s/ Joseph A. Coco
Joseph A. Coco

cc:	Brigitte Lippmann, Esq. Ms. Tracey Houser Ms. Jeanne Baker Securities and Exchange Commission

Alan Chesick, Esq.
General Counsel
Fortress Investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105

Edward F. Petrosky, Esq.
J. Gerard Cummins, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

ANNEX A

Fund	General Partner/Managing Member	Advisor/Investment Manager	Value of Ownership Interest
			Fortress Ownership of Interest in Fund	GP Interest[2]		LP Interest & Other Investments
Private Equity Funds
Fortress Investment Fund LLC (‘‘Fund I’’)	Fortress Fund MM LLC	Fortress Investment Group LLC[1]	.05% Managing Member Interest	$650
				$135,029	Promote
Fortress Investment Fund II LLC (‘‘Fund II’’)	Fortress Fund MM II LLC	Fortress Investment Group LLC[1]	.74% Managing Member Interest	$17,172
				$288,483	Promote
Fortress Investment Fund III (Fund A,B,C,D,E) LP (‘‘Fund III’’)	Fortress Fund III GP LLC	Fortress Investment Group LLC[1]	.01% GP Interest	$342
			.62% LP Interest	$239,859	Promote	$18,170
Fortress Investment Fund IV (Fund A,B,C,D,E,F,G) LP (‘‘Fund IV’’)	Fortress Fund IV GP LP	Fortress Investment Group LLC[1]	.01% GP Interest[3]	$27,049
			3.5% LP Interest[3]	$7,156	Promote	$47,951
Fortress (GAGACQ) Investors L.P.	Fortress Operating Entity III LP	Fortress Investment Group LLC[1]	0% GP Interest	$89,356	Promote
			1.5% LP Interest			$7,203
Fortress (GAGACQ) Co-Investors (Cayman) L.P.	Fortress Operating Entity III LP	Fortress Investment Group LLC[1]	0% GP Interest			$3,191

Fortress Brookdale Investment Fund	N/A	FIG Advisors LLC	0% GP Interest

Fortress Principal Investment Fund	N/A	FIG Advisors LLC

Fortress Investment Fund III (Coinvestment Fund A,B,C,D) LP	Fortress Fund III GP LLC	Fortress Investment Group LLC[1]	.02% GP Interest	$74
				$27,719	Promote
Fortress Residential Investment Deutschland (Fund A,B,C,D) LP	Fortress Residential Investment Deutschland GP L.P.	Fortress Investment Fund II GP LP	.01% GP Interest	$109
			1.5% LP Interest	$101,615	Promote	$21,680

Fund	General Partner/Managing Member	Advisor/Investment Manager	Value of Ownership Interest
			Fortress Ownership of Interest in Fund	GP Interest[2]		LP Interest & Other Investments
Fortress Investment Fund IV (Coinvestment Fund A,B,C,D,E,F,G) LP	Fortress Fund IV GP LP	Fortress Investment Group LLC[1]	2% GP Interest	$166
				$2,491	Promote
Fortress RIC Coinvestment Fund LP	RIC Coinvestment Fund GP LLC	Fortress Investment Group LLC[1]	.001% GP Interest	$6
			14.4% LP Interest	$9,259	Promote	$60,962
Drawbridge Long Dated Value Fund (Fund A,B) LP	Drawbridge Long Dated Value GP LLC	Drawbridge Long Dated Value Fund Advisors LLC	.18% GP Interest	$420
			3.8% LP Interest	$522	Promote	$8,818
Drawbridge Long Dated Value Fund II (Fund A,B,C) LP	Drawbridge Long Dated Value II GP LLC	Drawbridge Long Dated Value Fund Advisors LLC	.08% GP Interest	$217
			1.2% LP Interest	$663	Promote	$3,206
Fortress IW Coinvestment Fund (A,B,C,D,E,F,G) LP	Fortress IW Coinvestment Fund GP L.P.	Fortress Investment Group LLC[1]	.02% GP Interest	$145

Fortress Holiday Investment Fund LP	Fortress Holiday Investment Fund GP LP	Fortress Investment Group LLC[1]	1.5% GP Interest [4]	$19,200
			3.21% LP Interest [4]			$41,056
Hedge Funds
Drawbridge Global Macro Fund LP	Drawbridge Global Macro Fund GP LLC	Drawbridge Global Macro Advisors LLC	3.2% GP Interest	$14,428
				$116	Promote
Drawbridge Global Macro Fund Ltd.	N/A	Drawbridge Global Macro Advisors LLC
				$347	Promote
Drawbridge Relative Value Fund LP	Drawbridge Relative Value Fund GP LLC	Drawbridge Relative Value Advisors LLC	1.4% GP Interest	$8,345

Drawbridge Relative Value Fund Ltd.	N/A	Drawbridge Relative Value Advisors LLC

Drawbridge Special Opportunities Fund LP	Drawbridge Special Opportunities GP LLC	Drawbridge Special Opportunities Advisors LLC	.31% GP Interest	$14,550
				$16,400	Promote
Drawbridge Special Opportunities Fund Ltd.	N/A	Drawbridge Special Opportunities Advisors LLC
				$7,086	Promote
Fortress Partners Fund LP	Fortress Partners GP LLC	Fortress Investment Group LLC[1]	.17% GP Interest	$1,046

Fund	General Partner/Managing Member	Advisor/Investment Manager	Value of Ownership Interest
			Fortress Ownership of Interest in Fund	GP Interest[2]	LP Interest & Other Investments
			29.45% LP Interest		$182,022
Castles
Eurocastle Investment Ltd.	N/A	Fortress Investment Group LLC[1]	Options		$98,566
			Shares		$50,421
Newcastle Investment Corp.	N/A	Fortress Investment Group LLC[1]	Options		$3,353
			Shares		$30,915
Total Value				$1,030,020	$577,514
Percent of Total				64.1%	35.9%

1	Current name of entity; to be renamed ‘‘FIG LLC’’ at the time of effectiveness

2	Only values attributable to GP interests based on publicly traded portfolio companies are included in this column

3	Assumes 60% funded

4	Assumes 80% funded

All values expressed in thousands of dollars

SCHEDULE I

Measure	Nature and Purpose	Material Limitations and How Management Compensates
Total Distributable Earnings	Management uses distributable earnings as a supplemental operating performance measure in managing the company’s business, evaluating performance, allocating staff and capital resources, and setting its dividend policy. We believe distributable earnings is also meaningful to investors because (i) it is the primary measure which management uses in determining periodic dividends to its shareholders, which is a significant driver of the returns to such shareholders, and (ii) it has been developed to assist management in ensuring that the level of dividends to shareholders is sustainable in relation to the performance of our business.	Distributable earnings is limited in its usefulness in measuring earnings because it recognizes as revenues amounts which are subject to contingent repayment, it ignores significant unrealized gains and it does not fully reflect the economic costs to us by ignoring certain compensation expenses. Management compensates by using distributable earnings as a supplement to GAAP net income in its analysis of the overall performance of Fortress and notes that the two measures taken together enhance the ability of the Company to measure its earnings and assess its ability to pay dividends on a sustainable basis. Management further recognizes that a significant limitation in the use of distributable earnings is its lack of comparability to other companies who present GAAP and other non-GAAP operating income measures that do not make similar adjustments. Management also recognizes that a significant limitation in the use of distributable earnings is its inability to be used as a measure of liquidity. Management is able to compensate for these limitations through the use of GAAP operating cash flow and through forecasted operating cash flows.

The adjustments between GAAP net income and distributable earnings on a historical basis are as follows:

Adjustment	Nature and Purpose	Material Limitations and How Management Compensates
Incentive income	For private equity funds, GAAP basis incentive income is deferred until all related contingencies are resolved, pursuant to the accounting policy adopted under EITF D-96. This adjustment results in the recognition of incentive income received on a cash basis, less a reserve for the clawback to the extent deemed necessary. For certain hedge funds, this adjustment is made for interim periods, as the incentive fee is recognized in full on an annual basis in the fourth quarter. Management believes that while such incentive income has not been recognized for GAAP purposes, cash received and recorded as deferred incentive income, with respect to private equity funds, and incentive income theoretically earned at interim periods, with respect to hedge funds, is collectible and is available for distribution to shareholders, to the extent it is not deemed needed to fund potential future clawback liabilities (private equity consideration only).	Management recognizes that a significant limitation to the usefulness of this adjustment is the potential clawback. We also note that this adjustment has the effect of increasing the volatility of our distributable earnings since distributions of incentive income are unpredictable in timing and amount. Management compensates for these limitations by also considering the GAAP presentation of incentive income in evaluating the operating performance of the company as a whole, including the gross amount of incentive income received to date which is subject to contingencies. Management carefully reanalyzes the need for, and potential amount of, a reserve for future clawbacks each time it considers distributable earnings. We note that for the period from inception until the termination of a given fund, aggregate incentive income recognized under GAAP and for the purposes of calculating distributable earnings are equal.

Adjustment	Nature and Purpose	Material Limitations and How Management Compensates
Unrealized gains (losses) and earnings from equity method investees	As we intend to hold our investments in the Fortress Funds for long-term investment purposes, we are unlikely to realize any income from these funds within the foreseeable future other than the distributions we receive. Therefore, we believe that treating these investments as cost basis investments and only recognizing gains or losses to the extent of income (non-return of capital) distributions better measures their economic performance for our purposes. We note that the majority of this adjustment relates to illiquid private equity fund investments which could not readily be converted to cash. On a deconsolidated basis, we intend to disclose a rollforward of our investments in each of our material equity method investees (and in total) which will better illustrate the derivation of this adjustment.

	The timing and amount of economic gain which may be realized from options held in equity method investees is highly uncertain. Therefore, this adjustment, in conjunction with the next two, results in income recognition on these options only to the extent that they are exercised and the underlying shares sold. The amount of income recognized would be equal to the actual sales price of the shares less the strike price paid in exercising the options. Note that the following two adjustments also relate to these options.	Management recognizes that the usefulness of these adjustments is significantly limited by the fact that they ignore potentially substantial unrealized increases or decreases in the value of underlying investments, and therefore reduce the volatility of our earnings (the opposite effect on volatility of the above described incentive income adjustment). Management compensates for this limitation by also considering the GAAP presentation of these investments in evaluating the operating performance of the company as a whole. Any significant decreases in value are analyzed as potential indicators of impairment. We note that for the period from inception until the termination of a given fund or the sale of our interest therein (including the sale of shares received upon the exercise of options), aggregate net income recognized with respect to our principal investment in such fund under GAAP and for the purposes of calculating distributable earnings are equal.

Adjustment	Nature and Purpose	Material Limitations and How Management Compensates
Income from the receipt of options	The Castles compensate Fortress for its assistance in raising capital through the issuance of stock options. In Fortress’s GAAP net income, income is recognized upon receipt of the options using their fair value at date of receipt. Certain of these options, depending on their characteristics, are also treated as derivatives and marked-to-market through the income statement for GAAP purposes. This adjustment acts in concert with the immediately prior adjustment as described above to recognize distributable earnings from these options only when realized.	Limitations related to this adjustment are described in the immediately prior adjustment above.
Compensation expense	Fortress assigns a portion of the stock options in the Castles to employees as compensation. Under GAAP, this assignment is recognized as expense on the date of assignment at fair value. Since no value for these options has been recognized for purposes of calculating distributable earnings, the related expense (which is a portion of this value under GAAP) must be reversed in this calculation.	Management recognizes that this adjustment is only useful to the extent the above adjustments related to income from the receipt of, and mark-to-market on, options are made and only contemplates the three adjustments in concert.
Employee portion of incentive income	Fortress pays out a portion of the incentive income earned from private equity funds and hedge funds to employees in the form of profit sharing arrangements. Under GAAP, expense is recognized when a profit sharing obligation is probable and reasonably estimable. This adjustment merely changes the timing of this recognition to match the timing of the recognition of incentive income for distributable earnings purposes as described above.	Management recognizes that this adjustment is only useful to the extent the above adjustment related to incentive income is made and only contemplates the two adjustments in concert.

The following represents additional adjustments between GAAP net income and distributable earnings on a pro forma and post-offering basis:

Adjustment	Nature and Purpose	Material Limitations and How Management Compensates
Non-controlling interest in Fortress Operating Group	Upon consummation of this offering, the principals’ ownership in Fortress will be accounted for as non-controlling interest. This adjustment reflects distributable earnings on a gross (Fortress Operating Group level) basis since we manage the business as a whole, including the portion owned directly by the principals.	Management recognizes that a significant limitation to the usefulness of this adjustment is the fact that, in comparison to GAAP net income, it significantly grosses up distributable earnings and could therefore be misinterpreted as indicating that distributable earnings related to the public shareholders is significantly higher than it actually is. Management compensates for this limitation by presenting distributable earnings per diluted share, which is directly comparable to net income per diluted share since the principals’ non-controlling interest in earnings is not available for the public shareholders.
Employee equity-based compensation	This eliminates the compensation expense related to equity-based awards to be issued on an annual basis and to be issued in connection with this offering as compensation to employees. These awards never require settlement by the future transfer or use of assets and therefore do not impact our analysis of earnings which will be available for potential distributions.	Management recognizes that the usefulness of this adjustment is significantly limited by the fact that it ignores substantial compensation received by employees, which is a significant incentive for their continued employment and performance. This limitation also impacts comparability since other companies may use equity-based compensation to a greater or lesser extent than us and may or may not report a non-GAAP measure excluding such compensation. Management compensates for this limitation by also considering the GAAP presentation of this expense in evaluating the operating performance of the company as a whole and in evaluating its compensation and retention structure. Management also evaluates the dilutive impact on the shareholders from the issuance of equity-based awards.

Adjustment	Nature and Purpose	Material Limitations and How Management Compensates
Principal compensation related to the Principals Agreement	This eliminates the compensation expense related to the principals’ forfeiture arrangement. This arrangement does not require settlement by the future transfer or use of assets and therefore does not impact potential distributions. Furthermore, it is not dilutive because the ownership interests subject to forfeiture are not the result of grants and are not subject to return to the company. Any forfeiture would only result in a reallocation of our ownership among the principals.	Management recognizes that the usefulness of this adjustment is limited to the extent that GAAP, as applied to the principals’ agreement, treats their interests in the Fortress Operating Group as equity-based compensation received by the principals. This limitation also impacts comparability since other companies may use equity-based compensation to a greater or lesser extent than us and may or may not report a non-GAAP measure excluding such compensation. Management compensates for this limitation by taking into account the GAAP presentation of this expense in evaluating the operating performance of the company as a whole and in evaluating its compensation and retention structure.
Income tax effect	This adjustment matches income tax expense to distributable earnings rather than to net income.	Management recognizes that this adjustment is only useful to the extent all of the above adjustments are made and only contemplates these adjustments in concert. We note that over the life of the company, aggregate income tax expense under GAAP and for the purposes of calculating distributable earnings are equal.
Tax Receivable Agreement	This adjustment matches the timing of the recognition of any income tax benefits created by the exchange of Fortress Operating Group units and the timing of the recognition of any expense realized under the tax receivable agreement.	Management recognizes that the usefulness of this adjustment is significantly limited by the fact that it causes us to recognize income related to the net tax benefit realized from a transaction with shareholders which GAAP treats as a capital transaction. Management compensates for this limitation by also considering the GAAP presentation of these benefits in evaluating the operating performance of the company as a whole.